UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Invacare Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

461203101

(CUSIP Number)

Steven H. Rosen

Azurite Management LLC

25101 Chagrin Boulevard, Suite 350

Cleveland, OH 44122

(216) 292-4535

with copies to:

Joel Rubinstein

Scott Levi

Colin Diamond

White & Case LLP

1221 Avenue of the Americas

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461203101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Steven H. Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,665,233
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,665,233

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,665,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (1)
14	TYPE OF REPORTING PERSON IN

(1)

All calculations herein of the percentage of common shares, without par value (“Common Shares”) of Invacare Corporation (the “Issuer”) beneficially owned are based on a total of 37,754,335 Common Shares issued and outstanding as of November 4, 2022, as reported on the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on November 7, 2022 (the “Form 10-Q”).

CUSIP No. 461203101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Azurite Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,665,233
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,665,233

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,665,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (1)
14	TYPE OF REPORTING PERSON OO

(1)

All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 37,754,335 Common Shares issued and outstanding as of November 4, 2022, as reported on the Form 10-Q.

CUSIP No. 461203101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Crawford United Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON CO

(1)

All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 37,754,335 Common Shares issued and outstanding as of November 4, 2022, as reported on the Form 10-Q.

CUSIP No. 461203101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Edward F. Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON IN

(1)

All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 37,754,335 Common Shares issued and outstanding as of November 4, 2022, as reported on the Form 10-Q.

CUSIP No. 461203101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Matthew V. Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON IN

(1)

All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 37,754,335 Common Shares issued and outstanding as of November 4, 2022, as reported on the Form 10-Q.

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, this Amendment No. 3 (“Amendment No. 3”) amends certain items of the Schedule 13D, Amendment No. 1 and Amendment No. 2 to such Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2022, June 7, 2022 and August 24, 2022, respectively (together, the “Original Schedule 13D”) relating to the common shares, without par value (as defined in the Original Schedule 13D, the “Common Shares”), of Invacare Corporation, an Ohio corporation (as defined in the Original Schedule 13D, the “Issuer”), which are beneficially owned by Azurite Management LLC, Steven H. Rosen, Crawford United Corporation, Ambassador Edward F. Crawford and Matthew V. Crawford (as defined in the Original Schedule 13D, collectively, the “Reporting Persons”). This Amendment No. 3 amends the Original Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Between November 14, 2022 and November 19, 2022, Azurite sold 281,325 Common Shares (as detailed in Annex B to this Amendment No. 3). Additionally, on November 21, 2022, Mr. Rosen and Mr. Edward F. Crawford each voluntarily returned to the Issuer for no consideration their 24,671 outstanding restricted stock units (“RSUs”), which were previously granted to them as members of the Issuer’s Board on August 22, 2022. The returns were approved by the Issuer’s Board under Rule 16b-3 under the Exchange Act. The Reporting Persons undertook these transactions promptly upon their discovery that they may have inadvertently become subject to Section 1704 of the Ohio Revised Code when previously exceeding 10% of the Issuer’s total voting power.

The Issuer and the Reporting Persons also amended the Cooperation Agreement on November 21, 2022 (i) to allow the Reporting Persons a continued right to designate directors of the Issuer’s Board provided the Reporting Persons and their affiliates collectively own at least 3,600,000 Common Shares of the Issuer, and (ii) to amend the Ownership Threshold under the Standstill to 9.995% of total voting power. Following the Reporting Persons’ slight reduction in ownership, Mr. Rosen and Mr. Crawford continue to serve as members of the Issuer’s Board.

The foregoing description of the Amendment No. 1 to the Cooperation Agreement is qualified in its entirety by reference to the full text of such amendment, a copy of which is attached to this Amendment No. 3 as Exhibit 7.6 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Calculations of the percentage ownership of the Common Shares beneficially owned are based on a total of 37,754,335 Common Shares issued and outstanding as of November 4, 2022, as reported on the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on November 7, 2022.

The Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Mr. Rosen and Azurite disclaim beneficial ownership over the 110,200 Common Shares owned by Crawford United and Messrs. Crawford, and Crawford United and Messrs. Crawford disclaim beneficial ownership over the 3,665,233 Common Shares owned by Mr. Rosen and Azurite. However, as a group, the Reporting Persons may be deemed to collectively beneficially own 3,775,433 Common Shares, which represent 9.999% of the Issuer’s outstanding Common Shares and 9.990% of the Issuer’s total voting power.

Azurite is the owner of record of 3,665,233 Common Shares. Mr. Rosen, in his capacity as the sole manager of Azurite, has the ability to indirectly control the decisions of Azurite regarding the vote and disposition of securities held by Azurite, and as such may be deemed to have indirect beneficial ownership of the 3,665,233 Common Shares held by Azurite.

Crawford United is the owner of record of 110,200 Common Shares. Messrs. Crawford, in their capacity as holders of a majority of the voting power of Crawford United and as two of six members of Crawford United’s board of directors (of which Mr. Rosen is also a member), share the ability to indirectly control the decisions of Crawford United regarding the vote and disposition of securities held by Crawford United, and as such may be deemed to have indirect beneficial ownership of the 110,200 Common Shares held by Crawford United. Other than Messrs. Crawford and Rosen, to the best of the knowledge of the Reporting Persons, none of the Covered Persons beneficially owns Common Shares.

For information on the Reporting Persons’ powers to vote and dispose of such shares, see rows 7 to 10 of the cover pages to this Amendment No. 3.

In addition to the return of RSUs described in Item 4, transactions by the Reporting Persons in the Common Shares effected during the past 60 days are set forth in Annex B below and such information is incorporated herein by reference.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 7.6	Amendment No. 1 to Cooperation Agreement, dated as of November 21, 2022, by and among the Issuer, Azurite Management LLC and the other parties named therein.

Exhibit 7.7	Restricted Stock Unit Surrender Letter of Steven H. Rosen, dated November 22, 2022.

Exhibit 7.8	Restricted Stock Unit Surrender Letter of Edward F. Crawford, dated November 22, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 22, 2022

AZURITE MANAGEMENT LLC

By:	/s/ Steven H. Rosen
Name: Steven H. Rosen
Title: Manager

STEVEN H. ROSEN

/s/ Steven H. Rosen

CRAWFORD UNITED CORPORATION

By:	/s/ Brian E. Powers
	Name:	Brian E. Powers
	Title:	President and Chief Executive Officer

EDWARD F. CRAWFORD

/s/ Brian E. Powers
Name:	Brian E. Powers
Title:	Attorney-in-fact

MATTHEW V. CRAWFORD

/s/ Brian E. Powers
Name:	Brian E. Powers
Title:	Attorney-in-fact

Annex B

Transactions

The following table sets forth all transactions by the Reporting Persons with respect to Common Shares effected in the last 60 days, inclusive of any transactions effected through 9:00 a.m., New York City time, on November 21, 2022. Except as otherwise noted below, all such transactions were purchases of Common Shares effected in the open market, and the table excludes commissions paid in per share prices.

Nature of Transaction	Reporting Person	Common Shares Purchased	Price Per Share ($)		Date of Purchase
Sale	Azurite Management LLC	60,480	$0.502	(1)(6)	11/14/2022
Sale	Azurite Management LLC	78,025	$0.496	(2)(6)	11/15/2022
Sale	Azurite Management LLC	20,000	$0.486	(3)(6)	11/16/2022
Sale	Azurite Management LLC	20,000	$0.453	(4)(6)	11/17/2022
Sale	Azurite Management LLC	102,820	$0.381	(5)(6)	11/18/2022

(1)	The price reported in this column is a weighted average price. These Common Shares were sold in multiple transactions at prices ranging from $0.510 to $0.517, inclusive.
(2)	The price reported in this column is a weighted average price. These Common Shares were sold in multiple transactions at prices ranging from $0.500 to $0.505, inclusive.
(3)	The price reported in this column is a weighted average price. These Common Shares were sold in multiple transactions at prices ranging from $0.490 to $0.493, inclusive.
(4)	The price reported in this column is a weighted average price. These Common Shares were sold in multiple transactions at prices ranging from $0.460 to $0.462, inclusive.
(5)	The price reported in this column is a weighted average price. These Common Shares were sold in multiple transactions at prices ranging from $0.370 to $0.410, inclusive.
(6)

The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) through (5) of this Annex B.